SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated February 24, 2022 (“Original 6-K”). The information in the Original 6-K relating to the condensed consolidated statements of financial position as of December 31, 2021 and the condensed consolidated statements of comprehensive income for the fourth quarter and the years ended December 31, 2021 are amended and replaced as follows. No other changes have been made to the Original 6-K.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2021 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2021

	Original	Amend
(Unit : in billions of Korean Won)	2021	2021
Total Assets	211,074	211,109
Total Liabilities	145,790	145,797
Total Equity	65,284	65,312

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2021

	Original	Amend	Original	Amend
(Unit : in billions of Korean Won)	2021 Oct.-Dec.	2021 Oct.-Dec.	2021 Jan.-Dec.	2021 Jan.-Dec.
Income (Loss) before income tax	-5,124	-5,092	-7,117	-7,085
Net income (loss)	-3,674	-3,648	-5,255	-5,229
Net income (loss) attributable to owners of the controlling company	-3,685	-3,660	-5,341	-5,315

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-soo

Name: Jun, Chul-soo
Title: General Manager of International Finance & IR Team

Date: March 14, 2022